Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

May 13, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that the Company vide its letter dated December 31, 2023 has informed the stock exchanges with respect to penalty imposed by GST authorities, Office of Assistant Commissioner (CGST), Ahmedabad, Gujarat, amounting to Rs. 8,22,826/-. A copy of the said intimation is enclosed for reference. In continuation of the same, we further inform that the Company had filed appeal against the said order before the Office of Commissioner (Appeals), Central GST, Appeal Commissionerate, Ahmedabad and the appellate authority vide it’s order dated May 8, 2024 has reduced the amount of the said penalty to Rs. 4,11,413/-. The details as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are as hereunder:

Name of the authority	:	The Office of Commissioner, (Appeals), Central GST, Appeal Commissionerate, Ahmedabad
Nature and details of the action(s) taken, initiated or order(s) passed	:	The Company has received appellate order confirming the tax demand including interest under Section 73 / 50 of the CGST Act, 2017. The penalty amount has been reduced from Rs. 8,22,826/- to Rs. 4,11,413/-.
Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	:	Order dated May 8, 2024 was received by the authorized officials of the Company on May 12, 2024.
Details of the violation(s)/ contravention(s) committed or alleged to be committed	:	The appellate authority has confirmed the tax demand including interest relating to availment of credit in GST return. The penalty amount has been reduced from Rs. 8,22,826/- to Rs. 4,11,413/-.
Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	:

On an appeal filed by the Company before the Office of Commissioner (Appeals), Central GST, Appeal Commissionerate, Ahmedabad, the appellate authority vide it’s order dated May 8, 2024 has reduced the amount of the said penalty from Rs. 8,22,826/- to Rs. 4,11,413/-.

Based on our evaluation, there is no material impact on the financials, operations, or other activities of the Company.

The Company will evaluate filing of necessary appeal with the appellate authority in this regard.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

December 31, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that the Company has received an order from GST Authority towards tax demand including interest and penalty. The details as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are as hereunder:

Name of the authority	:	GST authorities, Office of Assistant Commissioner (CGST), Ahmedabad Gujarat
Nature and details of the action(s) taken, initiated or order(s) passed	:	The Company has received order seeking demand including interest and penalty in respect of Gujarat state under CGST Act, 2017.
Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	:	Order dated November 07, 2023 was received by the authorized officials of the Company on December 30, 2023.
Details of the violation(s)/ contravention(s) committed or alleged to be committed	:	The authority has passed the order on the contention that the Company has wrongly availed and utilized transitional credit of input tax.
Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	:	There is no material impact on financials, operations or other activities of the Company. Tax – Rs. 41,14,128/- Interest – As per Section 50 of CGST Act 2017 Penalty – Rs. 8,22,826/-

The Company will file necessary appeal with the appellate authority in this regard..

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR